SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Annual Meeting 2010 countermotions from Shareholders / Position of the management on the countermotions

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Annual Meeting 2010

Countermotions from Shareholders

As follows, you will find countermotions from shareholders who oppose the proposals made by the Board of Management and/or the Supervisory Board on the Agenda of the Annual Meeting to be held on April 14, 2010, which the Company has to make accessible to all its shareholders.

Dear Shareholders,

For our Annual Meeting to be held in Berlin on April 14, 2010, shareholders have submitted countermotions to Items 2, 3 and 6 of the Agenda.

***

Mr. Paul Russmann, Stuttgart

Regarding Item 2 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

In 2009, Daimler AG produced not only military Unimogs and military trucks, but also, through its equity interest in Europe’s third-largest armaments producer — the European Aeronautic Defence and Space Company (EADS), carrier systems for atomic warheads and other inhuman weapons. The Board of Management under the leadership of Dieter Zetsche supports, as a major shareholder, the decision of EADS in the future declaredly to massively increase the proportion of armaments produced by EADS. Because of the armaments business, many shareholders do not buy shares in Daimler AG, sustainability funds exclude Daimler shares from their funds, and potential customers do not decide in favor of automobiles of the Mercedes Car Group, but for vehicles from the competition. The Board of Management bears the ethical and economic responsibility for this — absolutely comprehensible — customer behavior. In the view of the Critical Daimler Shareholders (Arndtstr. 31, 70197 Stuttgart, tel.: 0711 608396, www.kritischeaktionaere.de), through its armaments involvement at EADS, Daimler is violating the intentions of ‘good corporate governance’ and of ‘corporate social responsibility’.”

***

Mr. Jürgen Grässlin, Freiburg

Regarding Item 2 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified, as they are inconsistent with the Code of Ethics.

Reason:

Daimler AG is one of the leading holders of voting rights in the armaments giant European Aeronautic Defence and Space Company (EADS N.V.). EADS is in seventh place in a global ranking of armaments exporters. The Board of Management of Daimler AG, which in personnel terms is closely intertwined with the top management level of armaments giant EADS, supports weapons deliveries — even to regimes that violate human rights.

For example, the United Arab Emirates and Saudi Arabia are receiving refueling planes of the type A330MRTT. There are also far-reaching consequences from the export of military helicopters, an area in which EADS/Eurocopter has the “world’s widest choice.” 140 countries are Eurocopter customers, including countries that violate human rights and wage wars. For example, the Brazilian armed forces are receiving 11-ton-class helicopters of the type EC725. Weapons exports to violent regimes are also planned for the future: Malaysia is to receive military transporters of the type A400M. The immense number of 72 fighter planes of the type Eurofighter/Typhoon is to be exported to the regime in Saudi Arabia, which violates human rights. And the Indian air force is testing the Eurofighter.

I could name many other weapons transfers. All of these weapons exports are morally absolutely reprehensible; they lack any trace of ethically responsible behavior. For the use of the weapons in wars and civil wars, not only the German government but also the Boards of Management of Daimler and EADS are responsible. They are partially to blame for the use of Daimler/EADS weapons in battlefields all over the world.

In its current armaments export report, the Joint Conference Church and Development (GKKE 2009) vehemently criticizes the renewed dramatic increase in weapons deliveries from Germany — also those of the leading armaments exporter EADS. Representatives of the Protestant and Catholic Churches are right to point out that the “internal human rights situation” in the United Arab Emirates, Malaysia, Saudi Arabia, India und Brazil is “very bad.” In many receiving countries, according to the GKKE, there is also an incompatibility of armaments and development.

The Code of Ethics approved in July 2003 obliges the Board of Management to avoid “misconduct” and to promote “ethical behavior.” Ethically responsible behavior is demanded in the current Daimler Annual Report 2009. The EADS management also claims in its Annual Report that its actions are based on the “application of highly moral standards.”

The discrepancy between the claim to be acting in an ethically responsible manner and the reality of completely uninhibited armaments exports could not be greater. The Daimler Group profits from the 34 warlike conflicts currently raging through EADS armaments exports and also through the unbridled supply of Mercedes military vehicles to crisis and war areas.

In order to counter the dramatic development of inhuman armaments exports and vehicle shipments, the Critical Daimler Shareholders (KAD) together with the German Peace Society — United Military Service Opponents (DFG-VK), the Peace Center Association of Braunschweig, the Militarization Information Point (IMI e.V.), Living Without Armaments (ORL), the Pax Christi movement (German section), the Armaments Information Bureau (RIB e.V.) and the Workshop for Nonviolent Action, Baden (WfgA) are intensifying the campaign “We don’t buy Mercedes: boycott armaments exports!” (see www.wir-kaufen-keinen-mercedes.de). As long as Daimler/EADS profits from dealing in death, we request of all citizens: Do not buy Mercedes vehicles.

I will be pleased to answer any inquiries (j.graesslin@gmx.de). For further information, see www.juergengraesslin.com.”

***

Mr. Dietrich-E. Kutz, Biberach

Regarding Items 2 and 3 of the Agenda:

“Motions not to approve the resolutions on the ratification of the actions of the members of the Board of Management (Item 2) and of the members of the Supervisory Board (Item 3)

Motion A

Regarding Item 6 of the Agenda:

Motion to reject the resolution on authorization to acquire the Company’s own shares (Item 6), specifically use of shares d) cc)

Reason:

The extension of the contract of Mr. Zetsche is a mockery of the shareholders and of the workforce. He wrecked and flattened the strategic investments, Mitsubishi and Chrysler, instead of revitalizing them, as would have been necessary. Many billions of euros burned and the existence of the core company jeopardized, i.e. market leadership in automobile construction sacrificed. He is the gravedigger of the investments. There is to be no false praise any more — but a sober stocktaking. Is the stock corporation only a sophisticated vehicle for personal enrichment without personal responsibility? And is the small shareholder the cannon fodder for that purpose? What have they learnt from the financial/economic crisis? ‘When I think of ‘Daimler’ at night — I find it impossible to get to sleep’! Daimler AG - corruption: aberration or orientation? More rigorous controls and stricter rules are urgently required. The former innovation market leader run-down to a jeopardized automaker? This fate is humiliating!

The 185 million dollar fine is to be paid out to the shareholders as a special bonus. 50% of it is to be siphoned off from the boards and the external auditors. Further statements at the Annual Meeting.”

***

Mr. Holger Rothbauer, Tübingen

Regarding Item 2 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Under its former name of Daimler Benz AG between 1948 and 1994, Daimler AG was economically deeply involved in the former apartheid South Africa and thus also profited to a high degree from the repression of the black and colored majority of the population.

A lawsuit is currently running in the United States against six companies, including Daimler AG. In the so-called Khulumani class action, 58,000 victims of the apartheid regime and their families are claiming compensation also from Daimler on the grounds of aiding and abetting serious violations of human rights during the apartheid era in South Africa.

After the claims were first made in 2002 and dismissed, a federal court of appeal found in favor of the South African plaintiffs and allowed the claims to go forward. The action was returned to the initial court in New York. In a ruling of April 8, 2009, Judge Shira Scheindlin admitted the claims on the basis of the Alien Tort Claims Act. The claims are now pending against Ford, IBM, Daimler, GM and Rheinmetall.

Like the other defendants, Daimler AG is accused of aiding and abetting serious violations of human rights by the apartheid regime through its South African companies. The accusations made against Daimler include aiding and abetting by collaborating with the security services and by supplying the security services with trucks and truck components. Also the supply of military Unimogs and multi-sensor platforms for the surveillance of black people in the homelands are deemed to be aiding and abetting violations of human rights.

The accused — Ford, IBM und Daimler — have appealed against the admission of the lawsuit and have proposed that the claims be dismissed.

Instead of seeking out-of-court solutions with the victims’ associations in South Africa — naturally only in connection with a legally effective and irrevocable waiver of legal action by the associations — Daimler is participating in an image-damaging mammoth legal dispute. But now it would be possible to combine Daimler’s current good social activities in South Africa in coming to terms with the apartheid era and supporting projects for young South Africans to overcome racial separation and racism with recognition of blame, a comprehensive apology, and compensation for the apartheid victims.

Instead of this, contrary to all historical evidence, Daimler’s involvement in the apartheid system is being denied by means of legalistic banter. At the same time, the use of Mercedes vehicles for example in violent raids of the hometowns by the apartheid police has been clearly documented all the way to the UNO. The Board of Management must terminate this dishonorable judicial spectacle as soon as possible and enter into serious negotiations with the victims’ associations in South Africa.

The actions of the Board of Management cannot be ratified also for another reason: In spite of being asked at the Annual Meeting in 2006 about the high provisions in the year 2005, it failed to give any specific answers with the justification of general risks in the US automobile market. After the publication of the current corruption accusation against Daimler by the US Department of Justice, it is clear that a substantial fine for bribery in at least 22 countries was already anticipated in 2005, although apparently the Board of Management was unwilling to put a stop internally to the obviously systematically corrupt sales model. The cases of bribery are supposed to have continued until 2008. What kind of disastrous compliance concept does our company have or did they just not want to discontinue this system?? It cannot be true that the shareholders should now offset this nine-digit figure without the responsible persons being held liable!”

***

Ms. Winkler-Pedernera, Stade

Regarding Item 2 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified, as they were apparently already aware of cases of corruption years ago, only fully prohibited bribery in 2008, and in some cases actually brought legal action against whistleblowers.

Reason:

It is unacceptable that the members of the Board of Management are entitled to bonus payment of millions of euros every year, although presumably some of the longstanding members simultaneously did enormous damage to the company in nine-digit amounts due to the current corruption scandal.

The offer to pay settlement in an amount of approximately 185 million US dollars says it all. It is certainly financially advantageous for our company and therefore correct to seek a settlement. At the same time, this procedure indicates why the Board of Management is so keen to end the investigations that have been going on for several years. According to the US Department of Justice, the top management levels were involved in the illegal actions, because at least one member of the top management had to approve the opening of a “black-money” account.

There are also clear indications that the former head of Daimler’s Internal Auditing department warned the Board of Management already in 2000 about the system of internal foreign accounts. At that time, Jürgen Schrempp was Chairman and Dieter Zetsche was a member of the Board of Management.

Daimler AG is supposed to have made such payments for a decade until 2008 through a network including more than 200 foreign accounts. Monies were paid into at least 22 countries. The US Ministry writes of ‘a corporate culture that tolerated and promoted bribery.’

The complaint was triggered by a courageous former employee who adhered very well to the ethical guidelines. But the accountant was then dismissed after questioning accounts controlled by Mercedes-Benz subsidiaries in South America.

This makes it clear that Daimler AG chose the right way in the direction of compliance. ‘Promoting adherence to applicable laws and regulations, to the related internal guidelines and procedures, as well as to voluntary commitments in all business activities’ is stated by Daimler AG in a letter to the Association of Critical Shareholders (www.kritischeaktionaere.de) as being the ‘top priority of the Board of Management of Daimler AG and its employees.’ But the ‘zero tolerance principle’ demanding that so-called whistleblowers are treated fairly has existed only since January 2008 (see http://www.whistleblower-netzwerk.de).

Whistleblowers within the Group are recognized as having a corrective influence and are supported, which is hereby expressly welcomed. But there are also whistleblowers outside the Group, including us, the Critical Daimler Shareholders (KAD). Jürgen Grässlin, a spokesman of the KAD, stated in the summer of 2005 in an interview on the announcement of the resignation of the then Chairman of the Board of Management Jürgen Schrempp that he also had to resign because his business had likely ‘not always been so clean.’ This suspicion has become more concrete at the latest now — in a bitter and expensive way.

It contradicts the compliance guidelines that legal action was taken on several occasions by Schrempp and the Group against a critic of dubious gray-market and corrupt practices with sound arguments (www.daimler-prozesse.net). It is also incomprehensible why the costs of the lawsuit against Grässlin, which was rightly lost in the Federal Supreme Court on September 22, 2009, have to be paid by the Group and implicitly by all shareholders — and not by those persons whose business was apparently not always so clean.”

***

Mr. Alexander Dauensteiner, Solingen

Regarding Item 2 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

‘We don’t drive to win only in Formula 1, but also in ‘Formula Green’ with premium automobiles that combine environmental responsibility with the fascination of Mercedes-Benz,’ stated Dieter Zetsche on the occasion of the 2010 Geneva Motor Show. The problem: At present we are not even good enough in ‘Formula Green’ for a place on the rostrum. The Group is still driving miles behind the competition. Explicitly: BMW’s current fleet consumption is the equivalent of 150 grams of CO2 per kilometer. Daimler’s cars have about 160 grams per kilometer. A few weeks ago, the competitor from Munich presented the 320d EfficientDynamics Edition with maximum power output of 120 kW and consumption of just 4.1 liters of diesel per 100 km. In comparison: the C 200 CDI BlueEFFICIENCY consumes 5.0 liters/100 km, the C 220 CDI BlueEFFICIENCY 4.8 liters/100 km. BMW is meanwhile one of the manufacturers that have been able to reduce their fleet consumption the most in recent years. The reason is the early introduction of consumption-reducing packages well before the competitors, including Daimler AG.

If one considers the complete product ranges of both manufacturers, all cars of the Mercedes-Benz brand consume an average of 8.9 liters/100 km. In a direct comparison, the competitor BMW comes to just 7.6 liters/100 km. Compared to the figures for the 2007 model range, Daimler AG was able to reduce the average fuel consumption by just 0.55 liters/100 km. In the same period, BMW reduced the mean fuel consumption of all its cars by 1.4 liters/100 km. Meanwhile, the competitor in Munich offers 27 models with a maximum of 140 g CO2/km.

The orientation towards fuel-efficient models and the use of new, alternative drive concepts is of crucial economic importance. In the past 15 years, the Critical Shareholders have again and again submitted countermotions and made speeches pointing out the importance of research and the development of efficient cars. It took the Group far too long to adapt to this market trend. Today, we are still driving behind the competition.”

***

Mr. Ulrich Stockhausen, Reutlingen

Regarding Item 2 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Ulrich Stockhausen
Baumstätterstr. 32
72762 Reutlingen

Tel.:07121 204377
Fax: 07121 204377

DAIMLER AKTIONÄR

RT 29/03/2010
21:40

An Daimler AG
Investor Relastions

z.Hd. ROLF BASSERMANN
per FAX 0711-17-94075
TEL 0711-17-95277

Bezug: Menschen im Aufbruch – Projekte, Die die Welt verändern, 1. Auflage 2003

b) Internet-Info: POEMA-NINA HOSS, Presseinfo 5.11.07 (12.00 Uhr) Berlin
c) THE NOBEL LAUREATE SYNPOSIUM, 2007 Potsdam – MAY 2009 LONDON
Vergleiche Internet: potsdam institut – nobel cause) (vgl. FAX-BEILAGE)
NOBEL Laureates :" TROPICAL FOREST "
"PROTECTION" : "fierce urgency of now"
"SOFORTIG STOPP DER ENTWALDUNG" Pro: „INNOVAT. Finazierung aus
öffentlichen- privaten Quellen: „Waldgebiete-BIODIVERSITÄT schützen"
UNVERZICHTBAR"::::"ZUR VERMEIDUNG DES KLIMAWANDELS"::::::Erhalt
von Regenwaldgebieten unterstützen...belohnen".

Bezug d) Interview mit Prof. H.J. Schellnhuber,
Süddeutsche Zeitung 13/14.2.2010 Seite 22 (Chef Potsdam Institut – Berater der
KANZLERIN)
Rechte Spalte: „Entwicklung ist DRAMATISCH":::" nichts für den Klimaschutz zu tun,
wäre GROB FAHRLÄSSIG" ..."Juristen, Ökonomen... wenig OFFEN für „SYSTEM
UND LANGFRISTARGUMMENTE"
e) UN-Charter, Nov.1989: „EVERY CHILD HAS THE INHERENT RIGHT TO LIFE"

Beantrage, ich den Vorstand für das vergangene Geschäftsjahr nicht zu entlasten, weil u.a.:
PR-wirksame POEMA Projekt NICHT ausgebaut wurde
Daimler Vorstand, obwohl seit Monaten Büro Dr. Zetsche zugefaxt....**mehrfach strategisch falsche Prioritäten gesetzt hat, im Widerspruch zu über 20 Nobelpreisträgern.**

Naturwissenschaftlich gut begründete Prioritäten zu ignoriern und erste Priorität auf technische Inovation zu setzten ist grob fahrlässig und entspricht nicht seiner „Sorgfaltspflicht" (AKG § 93.)

Sincerely

U. Stockhausen

Ulrich Stockhausen Baumstattcrstr. 32 72762 Reutlingen Tel.:07121 204377 Fax: 07121 204377 An Daimler AG Investor Relastions Betr.: Daimler HV 14.4.2010 Berlin, Mein Gegenantrag (Erganzungsantrag, Tagessordnungspunkt 2 — Entlastung Vorstand (vgl. Aktiengesetzt $ 119/120/126 Bezug: Menschen im Aufbruch — Projektc, Dic die Welt verandern, I. Auflage 2003 a) Via Nova — www.verlag-vianova.com Regenwald — Projekt POEMA mit DAIMLER b) Internet-Info: POEMA-NINA HOSS, Presseinfo 5.11.07 (12.00 Uhr) Berlin c) THE NOBEL LAUREATE SYNPOSIUM, 2007 Potsdam — MAT 2009 LONDON Vergleiche Internet: potsdam institut — nobel cause ) NOBEL Laureates :” TROPICAL FOREST “ “PROTECTION” : “fierce urgency of now” “SOFORTIG STOPP DER ENTWALDUNG” Pro: ,, INNOVAT. Finazierung aus offentlichen- privaten Quellen: ,, Waldgebiete-BIODIVERSITAT schutzen“ UNVERZICHTBAR“::::“ZUR VERMEIDUNG DES KLIMAWANDELS“:::::::Erhalt von Regenwaldgebicten unterstutzen...belohnen“ Bezug d ) Interview mit Prof. H.J. Schellnhuber, Suddeutsche Zeitung 13/14.2.2010 Seite 22 (Chef Potsdam Institut Berater der KANZLERIN) Rcchte Spalte: ,,Entwicklung ist DRAMATISCH“:::“ nichts fur den Klimaschutz zu tun, ware GROB FAHRLASSIG“...“Juristen, Okonomen... wenig OFFEN fur ,,SYSTEM UND LANGFRISTARGUMMENTE“ c) UN-Charter, Nov.1989: ,,EVERY CHILD HAS THE INHERENT RIGHT TO LIFE“ In diesem Kontext a — e und AKG § 93 “SORGFALTSPFLICHT — VERANTWORTLICHKEIT - unternchmerische Entscheidungen auf Grundlage angemessener Infos zum WOHLE DER GESELLSCHAFT“... Bcantrage, ich den Vorstand fur das vergangene Geschaftsjahr nicht zu entlasten, weil u.a.: PR-wirksame POEMA Projekt NICHT ausgebaut wurde Daimler Vorstand, obwohl seit Monaten Buro Dr. Zetsche zugefaxt....mehrfach strategisch falsche Prioritaten gesetzt hat, im widerspruch zu uber 20 Nobelpreistragern. Naturwissenschaftlich gut begrundete Prioritaten zu ignoriern and erste Prioritat auf technische Inovation zu setzten ist grob fahrlassig und entspricht nicht seiner ,,Sorgfaltspflichit“ (AKG § 93.) Sincerely blue efficiency } innovative
blue motion } financing mechanisms
blue iTon

YES, WE DO

3/2010

Cooperation DAIMLER CSR BOARD
CSR OFFICE : BASIS FÜR BLUE
EFFICIENCY IST: biodiversity protection

Willi Hoss und das POEMA Projekt

Indianer am Amazonas, arme Landbevölkerung, Umweltprobleme und das Engagement eines Automobilherstellers

1) "protection TROPICAL FOREST"

Als Willi Hoss, Initiator und Motor des Poema-Projektes in Brasilien, Anfang des Jahres 2003 starb, schrieb *Liberal*, die größte Tageszeitung im brasilianischen Belém: „Morreu o cacique amazônico Willi Hoss na Alemanha" – „einer von uns ist in Deutschland gestorben."

Willi Hoss hatte sich Zeit seines Lebens für eine bessere Welt eingesetzt, als Betriebsrat bei DaimlerChrysler, als Politiker in der Partei der Grünen, auch im Deutschen Bundestag. In Brasilien fand er Anfang der 90er Jahre die letzte große Aufgabe seines Lebens. POEMA: Pobreza e Meio ambiente na Amazônia.

Die Botschaft dieses Entwicklungsprojektes zur Bekämpfung der Armut und für den Schutz des tropischen Regenwaldes im Amazonasdelta im Großraum Belém „ist einfach und einleuchtend", sagt der Leiter des Projektes, Thomas Mitschein: „Wir werden die Regenwälder Amazoniens nicht retten, wenn es uns nicht gelingt, die Lebensbedingungen der Menschen vor Ort nachhaltig zu verbessern. Willi Hoss hat diese Botschaft mit Begeisterung vertreten. Zunächst seinem ehemaligen Arbeitgeber gegenüber. Die langjährige und extrem produktive Kooperation zwischen der DaimlerChrysler AG und POEMA wäre ohne seine Vermittlung schwerlich zustande gekommen."

Das POEMA-Projekt erforscht die nachhaltige Nutzung des tropischen Regenwaldes und will damit den dort lebenden Menschen eine Lebensgrundlage und Perspektive eröffnen. Abholzung, Brandrodung und Raubbau dieser unschätzbaren Ressource der Menschheit lassen sich nur dann verhindern, wenn Alternativen aufgezeigt werden. Im Rahmen des POEMA-Projektes produzieren kleinbäuerliche Familien unter anderem Kokosfasern und verarbeiten diese selbst in kleinen Fabriken weiter oder liefern sie an die Automobilindustrie. „Die Kokosfasern finden in unseren Pkw und Nutzfahrzeugen Verwendung in Kopfstützen, Sonnenblenden sowie Sitz- und Liegepolstern, sagt Matthias Kleinert, Generalbevollmächtigter der DaimlerChrysler AG. Matthias Kleinert hat die Initiative von Willi Hoss von Anbeginn an untertützt. Nach nunmehr gut zehn Jahren kann bilanziert werden, dass es in dem Projekt dank des Engagements der beteiligten Menschen gelungen ist, vielfältige, beim ersten Augenschein sehr unterschiedliche Interessen zum Ausgleich zu bringen – zum gegenseitigen Nutzen.

„Wie schwierig der Dialog zwischen dem Süden und dem Norden in Wirklichkeit ist, hat Willi am eigenen Leib erfahren", sagt Thomas Mitschein, „aber er hat sich davon nicht entmutigen lassen. Im Gegenteil. Er hat seine Anstrengungen in Deutschland verdoppelt, um vor allem in der zivilen Gesellschaft für die Unterstützung nachhaltiger Entwicklungswege in Amazonien zu werben. Die von ihm mobilisierten finanziellen Ressourcen hat er in Projekte für keimfreies Trinkwasser, alternative Energien und Gesundheitsversorgung investiert. Aus eigener Initiative hat er Beziehungen zu den Ureinwohnern Amazoniens aufgebaut. Speziell zu den Kaapor-Indianern, die ihn, im Beisein von Ehefrau Heide und Tochter Nina, zum Ehrenhäuptling ernannt haben."

„Unsere letzte Reise im November letzten Jahres war für Willi und mich besonders schwer", berichtet Gerd Rathgeb, langjähriger Freund und Mitstreiter von Willi Hoss für die gute Sache. „Willi ahnte, dass es das letzte Mal sein würde, seine Freunde und Freundinnen in Belem, in Santarem, in Itarena, in Surucua oder in Abeidetuba zu treffen." Aber beide waren stolz und glücklich, denn mi[t] den Worten „wir haben heute den Traum unserer Väter erfüllt" hat te sich eine Frau bei der Einweihung eines Trinkwassersystems i[n] einem Dorf am Rio Tapajos bedankt. Poema hatte ihr zu etwas gan[z] Wichtigem verholfen: zu sauberem Trinkwasser."

"2003: IST DAIMLER CHRYSLER"

NOBEL PREISTRÄGER SYMPOSIUM LONDON 2009

1) vgl [1] report sowie

vgl. auch: ZUKUNFT IST MÖGLICH
WEGE AUS DEM Klima-CHAOS
EVA 2007 SEITE 157 – 173 !
u. "ROSSBY-WELLEN" → EU – BRD

SOCRATES COMMUNA TEL/FAX 1121 - 204 3/7

DER KLEINE PRINZ

QUANTEN-THEORIE

50

KONKRET 3205 1 JAHR GARANTIE 14. APRIL 2011 BERLIN
mein BEITRAG PRO POEMA zwei - drei - annual meeting

Willi Hoss und das POEMA Projekt Indianer am Amazonas, arme Landbevolkerung, Umweltprobleme und das Engagement eines Automobilherstellers Als Willi Hoss, Initiator und Motor des Poema-Projektes in Brasilien, Anfang des Jahres 2003 starb, schrieb Liberal, die groBte Tageszeitung im brasilianischen Belem: ,,Morreu o cacique amazonico Willi Hoss na Alemanha” —,,einer von uns ist in Deutschland gestorben.“ Willi Hoss hatte sich Zeit seines Lebens fur eine bessere Welt eingesetzt, als Betriebsrat bei DaimlerChrysler, als Politiker in der Partei der Grunen, auch im Deutschen Bundestag. In Brasilien fand er Anfang der 9oer jahre die letzte groBe Aufgabe seines Lebens POEMA: Pobreza e Meio ambiente na Amazonia. Die Botschaft dieses Entwicklungsprojektes zur Bekampfung der Armut und fur den Schutz des tropischen Regenwaldes im Amazonasdelta im GroBraum Belem ,,ist einfach und einleuchtend“, sagt der Leiter des Projektes, Thomas Mitschein: ,,Wir werden die Regenwalder Amazoniens nicht retten, wenn es uns nicht gelingt, die Lebensbedingungen der Menschen vor Ort nachhaltig zu verbessern. Willi Hoss hat diese Botschaft mit Begeisterung vertreten. Zunachst seinem ehemaligen Arbeitgeber gegenuber. Die langjahrige und extrem produktive kooperation zwischen der DaimlerChrysler AG und POEMA ware ohne seine Vermittlung schwerlich zustande gekommen.“ Das POEMA-Projekt erforscht die nachhaltige Nutzung des tropischen Regenwaldes und will damit den dort lebenden Menschen eine Lebensgrundlage und Perspektive eroffnen. Abholzung, Brandrodung und Raubbau dieser unschatzbaren Ressource der Menschneit iassen sich nur dann verhindern, wenn Alternativen aufgezeigt werden. Im Rahmen des POEMA-Projektes produzieren kleinbauerliche Familien unter anderem Kokosfasern und verarbeiten diese selbst in kleinen Fabriken weiter oder liefern sie an die Automobilindustrie. ,,Die Kokosfasern finden in unseren Pkw und Nutzfahrzeugen Verwendung in Kopfstutzen, Sonnenblenden sowie Sitz- und Liegepolstern, sagt Matthias Kleinert, Generalbevollmachtigter der DaimlerChrysier AG. Matthias Kleinert hat die Initiative von Willi Hoss von Anbeginn an untertutzt. Nach nunmehr gut zehn lahren kann bilanziert werden, dass es in dem Projekt dank des Engagements der beteiligten Menschen gelungen ist, vielfaltige, beim ersten Augenschein sehr unterschiedliche Interessen zum Ausgleich zu bringen — zum gegenseitigen Nutzen. ,,Wie schwierig der Dialog zwischen dem Suden und dem Norden in Wirklichkeit ist, hat William eigenen Leiberfahren“, sagt Thomas Mitschein, ,,aber er hat sich davon nicht entmutigen lassen. Im Gegenteil. Er hat seine Anstrengungen in Deutschland verdoppelt, um vor allem in der zivilen Gesellschaft fur die Unterstutzung nachhaltiger Entwicklungswege in Amazonien zu werben. Die von ihm mobilisierten finanziellen Ressourcen  hat er in Projekte fur keimfreies Trinkwasser, alternative Energien und Gesundheitsversorgung investiert. Aus eigener Initiative hat er Beziehungen zu den Ureinwohnern Amazoniens aufgebaut. Speziell zu den Kaapor-Indianern, die ihn, im Beisein von Ehefrau Heide und Tochter Nina, zum Ehrenhauptling ernannt haben.“ ,,Unsere letzte Reise im November letzten Jahres war fur Willli und mich besonders schwer“, berichtet Gerd Rathgeb, langjahriger Freund und Mitstreiter von Willi Hoss fur die gute Sache.,, Willi annte, dass es das letzte Mal sein wurde, seine Freunde und Freundinnen in Belem, in Santarem, in ltarena, in Surucua oder in Abeidetuba zu treffen.“ Aber beide waren stolz und glucklich, denn mi den Worten,, wir haben heute den Traum unserer Vater erfullt“ hat te sich eine Frau bei der Einweihung eines Trinkwassersystems [ILLEGIBLE] einem Dorf am Rio Tapajos bedankt. Poema hatte ihr zu etwas gan Wichtigem verholfen: zu sauberem Trinkwasser.“ blue efficiency blue motion blue lion innovative financing mechanisms 3/2010 YEJ, WEDO: 1) “PROTECTION TROPICAL FOREST” 1) vgl / report [ILLEGIBLE] [ILLEGIBLE] Symposium London 2009 Cooperation Daimler Csr Board Csr Office : Basis Fur Blue Efficiency Jst: biodiversity protection [ILLEGIBLE] [ILLEGIBLE] [ILLEGIBLE] [ILLEGIBLE]

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Dr. Bernd T. Gans, Vaterstetten

Regarding Item 2 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Unclear and unprofitable product policy at Mercedes Cars

The discontinuation of the Board of Management position for ‘Corporate Development and Strategy’ and the transfer of those tasks into the operational departments were taken note of in last year’s Annual Meeting with general approval. The hopes raised by the departure of that Board of Management member, being the person responsible for disastrous erroneous investments (Chrysler, Mitsubishi, Internet companies, battery production etc.), have so far not been fulfilled.

In fact, this once highly profitable German company cannot even pay a dividend for 2009. The development of the share price demonstrates the capital market’s skeptical assessment.

It is true that the Chairman of the Board of Management announced before being reappointed that Mercedes would produce 1.5 million vehicles in the year 2015 (!). But from the shareholders’ perspective, it is fully unclear whether and how the car division is to become profitable again with this rather mediocre target compared internationally.

In its current product structure, Mercedes has a large number of modules with regard to engines, axles and transmissions for vehicles from the lower middle class to the upper class (C, E, M and S-Class), making it possible to compensate for fluctuations in demand between various classes and markets to a limited extent. The attractiveness of these typical Mercedes segments is enhanced with niche vehicles such as the CLS or the recently presented convertible version. However, BMW and Audi have achieved substantial growth in these segments in recent years with a comparable product policy. Against the backdrop of the obviously tough competition in the premium segment, the potential for growth for Mercedes models must therefore be rather limited in the future.

It is also to be feared that the former profit margins in these segments cannot be achieved again, because the worldwide sales crisis has had a considerable negative impact on prices also in the premium segment. This is demonstrated by discounts to a previously unknown extent and high depreciation of used-car inventories — particularly at Mercedes.

The profitability of Mercedes-Cars is jeopardized to an even higher degree by the A- and B- Class and by the Smart class, which have been produced for years as two stand-alone segments without any links with each other or to the premium segment. Since in this way they have never been able to achieve critical mass when compared internationally, the resulting operating profit has been fully unsatisfactory.

Cooperation with other producers is therefore required in order to have access to construction blocks/modules like at other groups. As is well known, the attempt made by Mr.

Schrempp and his team to achieve cost advantages by way of a World Car Company failed because of the choice of unsuitable partners. But also in the past five years since his departure, no effective cooperation has occurred.

Should the rumors be true that Mercedes would like to cooperate with Renault/Nissan on small and compact vehicles with cross equity holdings, the Board of Management is requested to disclose this in the Annual Meeting and to state concrete earnings targets for the small and compact segment in the medium term.

It should also be explained how the very different involvements with producers of electric vehicles (BYD, Tesla, possibly Nissan/Renault) can be combined into a profitable overall strategy.”

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Mr. Walter Schwenninger, Tübingen

Regarding Item 2 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Daimler AG with its Board of Management has not yet reacted to the demands of the international campaign for debt relief and compensation in South Africa to take a stance towards the public debate about the involvement of the Daimler Group in the unjust apartheid system in South Africa, to express an apology and to contribute to the financial compensation for the victims.

Archbishop Desmond Tutu, who always denounced the involvement of German companies during apartheid, was at the dialogue program of Prof. Hans Küng in the festival hall of the University of Tübingen on June 15, 2009, and was asked about this topic. He said: “They have to pay.”

The former Daimler-Benz AG earned billions in the business with armaments companies in apartheid country South Africa and thus bears part of the responsibility for this “uniquely unjust regime” (according to the UNO) being able to exist for so long with the help of the security apparatus. In particular with expensive armaments goods (military vehicles etc.) and civil license production in the country (engines that were used in military vehicles), the company helped to break the UNO armaments boycott and to build up the mountain of debt with these odious debts.

According to the report of the Truth Commission in South Africa, our company should long ago have publicly declared at least once that it bears part of the blame for the grave violations of human rights (murder, torture, sexual violence, arbitrary arrests).

The Khulumani group of plaintiffs, which represents 32,000 victims, is now taking legal action in the United States against international companies including our Daimler AG. In the middle of January, the lawsuit was passed on to the next level of jurisdiction. A verdict is expected before the soccer World Cup in South Africa.

In times of globalization, a company that now also has to pay a fine of 185 million euros for worldwide corruption should first eliminate its legacy burdens and comply with Bishop Tutu’s demand and pay. Only in this way can our national team players credibly wear the Mercedes star on their shirts, which, as the “good star on all roads,” had become the symbol of repression and violence in apartheid country South Africa. Only by coming to terms with the past can our company credibly participate in the development of a sustainable economy in an apartheid-free South Africa. This would also be to the benefit of the entire region in Southern Africa.

Therefore: No ratification for the Board of Management.

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Mr. Jürgen Grässlin, Freiburg

Regarding Item 3 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified due to insufficient monitoring of the Board of Management.

Reason:

With Dieter Zetsche as Chairman of the Board of Management and Manfred Bischoff as Chairman of the Supervisory Board, Daimler AG is headed by two executives who already bear part of the responsibility for the Daimler disaster of the Schrempp/Kopper era as they held top management positions at that time.

The current catastrophic condition of Daimler AG can be outlined as follows:

•                  The earnings disaster is reflected by a loss of €2,644 million (2009). Two years before, there was still a net profit of €3,985 million (2007).

•                  The revenue disaster is expressed in the financial year by a revenue slump from €101,569 million (2007) to the present €78,924 million (2009).

•                  The sales disaster has become apparent in all four automotive divisions, Mercedes-Benz Cars, Daimler Trucks, Vans and Buses, whose sales partially fell by almost half within one year (see Trucks and Vans). Mercedes-Benz Cars sold approximately 200,000 vehicles fewer in 2009 than two years before.

•                  The share-price disaster is to be seen in the end-of-year price of Daimler shares, which was languishing at €37.23 as of December 31, 2009. In comparison: It had still been at €66.50 in 2007 and at €94.20 in 1998 (DC).

•                  The ecology disaster is described by Alexander Dauensteiner in his countermotion.

•                  The data-protection disaster regarding health tests with the taking of blood samples during employees’ job-application procedure has been assessed by the data-protection authorities as a violation of data-protection laws and must be stopped.

•                  The human-rights disaster is described in exemplary manner by Holger Rothbauer with the example of supporting the apartheid regime in South Africa.

•                  The corruption disaster in more than 22 countries was described by the newspaper Stuttgarter Zeitung on March 29, 2010 as follows: ‘The US Justice Department is of the view that Daimler did nothing to reduce corruption. ... There is talk of a corporate culture that not only tolerates, but actually encouraged bribery. ... the efforts of individual employees to take action against unlawful payments were not sufficiently supported by the management until 2005.’ The last case is documented for the year 2008 — in the Zetsche era. While citizens are prosecuted for criminal offences, Daimler wants to buy its way out with a payment of 185 million dollars — what kind of understanding of legality is this!? See the countermotion of Beate Winkler-Pedernera for more details.

•                  The armaments disaster is particularly evident in the supply of weapons by Daimler/EADS to regimes that violate human rights and to states that are waging war. See the countermotions of Paul Russmann and myself for more details.

•                  The employment disaster has dramatic effects on the people concerned: Last year (2009), 256,407 people worked for Daimler AG. Two years before (2007), the number was 272,382.

•                  The salary disaster consists of the Chairman of the Board of Management, Zetsche, who is to be held responsible for this failed business policy, being rewarded with an annual salary of €4.2 million!

Numerous lawsuits have been initiated in recent years by Messrs. Schrempp and Zetsche, as well as by the company, against such critics as Prof. Wenger and myself. We should be judicially silenced. This muzzle strategy has completely failed due to the groundbreaking verdict of the Federal Supreme Court on September 22, 2009 in favor of freedom of opinion and freedom of the press (see www.daimler-prozesse.net). The legal costs have to a large extent still not been paid — although the Group’s management lost the case.

The continuation of the longstanding Daimler disaster is primarily home made. The people responsible for these catastrophes are the members of the Supervisory Board, especially the members representing the shareholders. They approved the Board of Management policy meeting after meeting.

This Daimler disaster can only be alleviated by replacing the members of the Board of Management and Supervisory Board with competent women and men. A new management team has to implement the essential action for sustainable ecologicalization, conversion of the armaments division (conversion to meaningful civil production) and fundamental democratization — and thus for ethically and morally responsible action.

Please direct your inquiries to the Critical Shareholders (dachverband@kritischeaktionaere.de, www.kritischeaktionaere.de). The ArmamentsInformationOffice (rib@rib-ev.de, www.rib-ev.de) and the DFG-VK (info@dfg-vk.de, www.dfg-vk.de) will provide information on the inhuman armaments business of Daimler/EADS and Daimler/Tognum. I am available for inquiries about the Daimler disaster (tel.: +49 761 7678208, mobile: +49 170 6113759, j.graesslin@gmx.de, www.juergengraesslin.com).”

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You can support these countermotions by voting “NO” on the respective items of the agenda.

If you want to support the motions specially marked with letters, please mark the relevant space on the paper version or the online version of the voting form.

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Position of the management on the countermotions:

The Board of Management and the Supervisory Board maintain their motions as presented in the agenda and recommend, to vote in accordance with the proposals of the management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: April 12, 2010